SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No....)

(Name of Issuer)

Sino-Global Shipping America, Ltd.

(Title of Class of Securities)

Common Stock

(CUSIP Number)

82935V 10 9

(Date of Event Which Requires Filing of this Statement)

July 10, 2015

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82935V 10 9
(1) Names of reporting persons. Weixiong Yang
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization China
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power** 500,000
(6) Shared voting power
(7) Sole dispositive power** 500,000
(8)Shared dispositive power
(9) Aggregate amount beneficially owned by each reporting person 500,000
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row 9 5.97%
(12) Type of reporting person (see instructions) IN

Item 1.

Item 1(a) Name of issuer:	Sino-Global Shipping America, Ltd.
Item 1(b) Address of issuer's principal executive offices:	1044 Northern Blvd.
Suite 305
Roslyn, NY 11576-1514

Item 2.

2(a) Name of person filing:	This statement is filed by Weixiong Yang
2(b) Address or principal business office or, if none, residence:	8/F Yaoda Building, 289 Shifu Rd.
Taizhou, Zhejiang Province, China 31800
2(c) Citizenship:	China
2(d) Title of class of securities:	Common Stock, without par value per share
2(e) CUSIP No.:	82935V 10 9

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

a.	☐	Broker or dealer registered under Section 15 of the Act.

b.	☐	Bank as defined in Section 3(a)(6) of the Act.

c.	☐	Insurance company as defined in Section 3(a)(19) of the Act.

d.	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

e.	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

f.	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

g.	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

h.	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

i.	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

j.	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

k.	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership

The information required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for the Reporting Person hereto and is incorporated by reference for the Reporting Person.

Item 5. Ownership of 5 Percent or Less of a Class

N/A

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

N/A

Item 8. Identification and Classification of Members of the Group

N/A

Item 9. Notice of Dissolution of Group

N/A

Item 10. Certifications

a.	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of July 20, 2015

Signature	/s/ Weixiong Yang
Name/Title	Weixiong Yang
Individual